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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13D**
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          The MIIX Group, Incorporated
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59862V104
                                 (Cusip Number)

                                   Ken Miller
                               c/o Toby S. Myerson
                  Paul, Weiss, Rifkind, Wharton & Garrison, LLP
                           1285 Avenue of the Americas
                             New York, NY 10019-6064

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP No. 59862V104               SCHEDULE 13D                      Page 2 of 7
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1        NAME OF REPORTING PERSON

         Ken Miller Capital, LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                              7     SOLE VOTING POWER
                                                    834,426
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          834,426
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         834,426
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%
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14       TYPE OF REPORTING PERSON*

         OO
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                      * SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 59862V104               SCHEDULE 13D                      Page 3 of 7
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1        NAME OF REPORTING PERSON

         Ken Miller
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable.
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                                              7     SOLE VOTING POWER
                                                    834,426
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          834,426
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         834,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%
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14       TYPE OF REPORTING PERSON*

         IN
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                      * SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 59862V104               SCHEDULE 13D                      Page 4 of 7
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1.       SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The MIIX Group, Incorporated (the "Company"), the principal executive offices of which are located at Two Princess Road, Lawrenceville, New Jersey 08648.

2.       IDENTITY AND BACKGROUND.

(a), (b) and (c)

         This Schedule 13D is being filed on behalf of Ken Miller Capital, LLC and Ken Miller (each a "Reporting Person" and collectively, the "Reporting Persons").

           (i) The address of the principal business and principal office of Ken Miller Capital, LLC, a Delaware limited liability company, is 63 West 17th Street, New York, NY 10011. Mr. Miller is the sole member of Ken Miller Capital, LLC, a merchant bank which invests in publicly traded securities as well as those in closely held corporations.

         (ii) Mr. Miller's address is 63 West 17th Street, New York, NY 10011. Mr. Miller is President and CEO of Ken Miller Capital, LLC.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Miller is a citizen of the United States of America.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 9, 2005, Ken Miller Capital, LLC purchased in private transactions (i) 582,626 shares of Common Stock for a purchase price of $100.00 and (ii) 251,800 shares of Common Stock for a purchase price of $100.00. The source of the purchase price was capital contributions from Mr. Miller as the sole member of Ken Miller Capital, LLC. No part of either purchase price was borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading or voting such securities.

4.       PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock for general investment purposes. The Reporting Persons intend to review their equity interest in the Company on a continuing basis. Depending on their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of

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CUSIP No. 59862V104               SCHEDULE 13D                      Page 5 of 7
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funds, as well as conditions in the securities markets and general economic and industry conditions), the Reporting Persons reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by him. The Reporting Persons currently have no intention, plan or proposal which relates to or would result in any of the events described in clauses (a) - (j) of the instructions of Schedule 13D of the Act.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         To the best of the Reporting Persons' knowledge based on the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, the aggregate number of shares of Common Stock of the Company outstanding as of October 28, 2004 is 13,993,425 shares.

         (i) As of the date hereof, Ken Miller Capital, LLC beneficially owns directly, with sole dispositive and voting power, 834,426 shares of Common Stock, which represents 6.0% of the issued and outstanding shares of Common Stock.

         (ii) As of the date hereof, Mr. Miller beneficially owns indirectly, by virtue of being the sole member of Ken Miller Capital, LLC, 834,426 shares of Common Stock, which represents 6.0% of the issued and outstanding shares of Common Stock. Mr. Miller exercises sole dispositive and voting power with respect to such shares.

(c) Other than as set forth herein, the Reporting Persons have not effected any transactions in the shares of the Common Stock during the past 60 days.

(d) No person, other than the Reporting Persons, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock beneficially owned by the Reporting Person.

(e)      Not Applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any security of the Company.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement, dated as of October 7, 2005, among Ken Miller Capital, LLC and Ken Miller.

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CUSIP No. 59862V104               SCHEDULE 13D                      Page 6 of 7
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         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  October 7, 2005

                                          KEN MILLER CAPITAL, LLC


                                          By: /s/ Ken Miller
                                              -----------------------------
                                              Name:  Ken Miller
                                              Title: President & CEO



                                          By: /s/ Ken Miller
                                              -----------------------------
                                              Ken Miller



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CUSIP No. 59862V104               SCHEDULE 13D                      Page 7 of 7
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                               INDEX TO EXHIBITS
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         Exhibit 1      Joint Filing Agreement, dated as of October 7, 2005,
                        among Ken Miller Capital, LLC and Ken Miller.